UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 NOV 13 AM 10: 10

October 30, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02060287

SUPPL

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL

October 30, 2002
UFJ Holdings, Inc.

Earnings Forecasts for Interim Period Ended Sept. 30, 2002

UFJ Holdings, Inc. (the "Company") hereby gives notice of an amendment in the earnings forecasts on a consolidated basis for the interim period ended September 30, 2002.

Consolidated Earnings Forecasts of UFJ Holdings for Interim Period Ended Sept. 30, 2002

(Billions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous announcement (May 2002):	1,150.0	75.0	50.0
Today's announcement:	1,180.0	30.0	72.0
Change from the previous announcement:	*+30.0*	*(45.0)*	*22.0*
Change	2.6%	(60.0%)	44.0%

The earnings forecasts have been amended mainly due to the following reasons:

- Ordinary profit will be lower than the previous forecasts. Business profit will increase mainly because of the increase of gains on sales of bonds, but revaluation losses on stocks will expand because of a sharp decline in market prices.
- Net income will be higher than the previous forecasts mainly because of collection of written-off claims and gains on establishment of retirement benefit trusts.

There is no change in non-consolidated earnings forecasts for the interim period ended September 30, 2002.

Appendix

Consolidated Earnings Forecasts of UFJ Holdings for Interim Period Ended September 30, 2002

(Billions of Yen)

	Non-consolidated		
	UFJ Bank	UFJ Trust	Total
Business Profit*	333.0	45.0	378.0
Gains and Losses on Stocks	(91.0)	(57.0)	(148.0)
Revaluation Losses	*(99.0)*	*(50.0)*	*(149.0)*
Credit Costs**	(184.0)	(6.0)	(190.0)
Ordinary Profit	48.0	(36.0)	12.0
Net Income	72.0	5.0	77.0

Net Income of UFJ Holdings and Consolidated Subsidiaries***	(5.0)

Consolidated Net Income of UFJ Holdings	72.0

Net Unrealized Profit (Loss) on Available-for-Sale Securities	(154.0)	(126.0)	(280.0)
Capital Ratios****	Between 10.5% and 11.0%	About 10%	About 11.0%

(*): Business profit before net transfer to general reserve for possible credit losses

(**): Includes general reserve for possible credit losses, trust account and collection of written-off claims of UFJ Trust

(***): Consolidated subsidiaries except UFJ Bank and UFJ Trust

(****): Capital ratio for UFJ Trust is adjusted to conform BIS international standard.

- Business profit before net transfer to general reserve for UFJ Bank and UFJ Trust is expected to be approximately Yen 378.0 billion, which is higher than the previous forecast, mainly because of the increase of gains on sales of bonds and the decrease of general and administrative expenses.
- Due to a sharp decline in market prices, revaluation losses on stocks of the two banks are expected to be Yen 149.0 billion.
- Credit costs of the two banks are expected to be approximately Yen 190.0 billion, which is lower than previous forecasts, mainly because of the partial reversal of general reserve.
- Ordinary profit is expected to be approximately Yen 12.0 billion. Together with net extraordinary profit such as collection of written-off claims and gains on establishment of retirement benefit trust, net income of the two banks is expected to be Yen 77.0 billion.
- Net losses of the Company and consolidated subsidiaries are expected to

be Yen 5.0 billion, mainly due to the elimination of dividends from subsidiaries.

- As a result of these items, net income of the Company on a consolidated basis is expected to be approximately Yen 72.0 billion.
- Net unrealized losses on available-for-sale securities of the two banks are expected to be approximately Yen 280 billion.
- Consolidated capital ratios of the Company, UFJ Bank and UFJ Trust are expected to be about 11%, between 10.5% and 11.0%, and about 10% respectively. (UFJ Trust ratio is adjusted to conform BIS international standard.)